

December 21, 2015

Thomas L. Millner
Chief Executive Officer
Cabela's Incorporated
One Cabela Drive
Sidney, Nebraska 69160

> **Re:** **Cabela's Incorporated**
> **Annual Report on Form 10-K**
> **Filed February 17, 2015**
> **File No. 001-32227**

Dear Mr. Millner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2014 Executive Overview, page 27

1. Please expand this section to discuss any known material trends, events or uncertainties that have had or are reasonably expected to have a material impact on your liquidity or revenues or income from continuing operations. In this regard, we note (i) persistent comparable store sales decreases in fiscal year 2014 and through the first three quarterly periods of 2015 and (ii) that the company has scaled back its previously planned strategic retail expansion for fiscal year 2016 and beyond. We also note management's concern, as expressed in recent earnings calls, regarding the cannibalization effect from new retail stores, coupled with softer than expected new store performances. Please discuss whether you expect comparable store sales to continue to decrease, due to continued cannibalization or otherwise, and the short and long-term actions that you are taking to address any perceived trends. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the

prospects for the future. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Results of Operations- 2014 Compared to 2013

Revenues

Retail Revenue, page 34

2.   You note that comparable store sales decreased $255 million, across all major product categories, but do not address the reasons underlying these changes. Please discuss the reasons for material changes in the amount of reported retail revenue from comparable store sales, including whether such changes were driven by decreased volume of goods sold, price reductions/promotions, or otherwise. When you list multiple factors that contributed to changes, please quantify, if possible, the impact of each factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350.

Direct Revenue, page 35

3.   You note a $122 million decrease in direct revenue in 2014 "primarily due to a decrease in the hunting equipment category" and "expected cannibalization from [your] new retail stores." Please advise what consideration you gave to quantifying these two qualitative factors which impacted your results of operations in an effort to provide more meaningful context to investors. Additionally, please tell us whether management believes that either soft ammunition sales or cannibalization disproportionally impacted the year-over-year change. If so, consistent with our prior comment letter dated December 23, 2014 in connection with your Form 10-K for the fiscal year ended December 28, 2013, please ensure that in future filings you will provide investors with greater transparency into what factors had the greatest impact. If all of the factors were similarly impactful to the overall change, then the company should disclose this fact to provide meaningful context to the investor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lilyanna L. Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director
Office of Consumer Products